JJY HOLDING GROUP

AKA BEESFREE, INC.

528 Pudong Road

16th Floor

Shanghai 200120

China

August 29, 2022

Ronald E. Alper

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	JJY Holding Group (AKA BEESFREE, INC.)
Form 10-12(g), Amendment 4
File No. 000-56343
Filed August 16, 2022

Dear Mr. Costello

Set forth below is the response for JJY Holding Group (AKA Beesfree, Inc.), a Nevada corporation (“JJY” “we,” “us,” “our” or the “Company”), to the comments received from you, the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “SEC”) by emailed letter, dated August 29 2022, with respect to our Form 10-12(g), Amendment 4 filled on August 16 2022.

Amendment No. 4 to Registration Statement on Form 10-12G filed August 16, 2022

Introductory Comment, page 1

1       We note your reference to “[i]dentify areas of shortage in the agricultural trade industry” in the disclosure added in response to prior comment 4 regarding the HFCAA. Please remove this disclosure or advise.

Response:

This language was removed.

General

2.       We note that you and the majority of your officers and directors are located in China. Please include risk factor disclosure that addresses how this fact could impact your ability to complete an acquisition. For instance, discuss the risk to investors that you may not be able to complete an acquisition with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an acquisition may be limited.

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Response:

The following language was inserted in the Introductory Comment page and Item A. Risk Factors:

Our ability to complete an acquisition could be limited as our officers and directors are located in China

Our ability to complete an acquisition could be impacted by the fact that our officers and directors are in China. There are risks to our investors and we may not be able to complete an acquisition with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS). Ultimately the acquisition could be prohibited. As a result of this risk, the pool of potential targets with which we can complete an acquisition may be limited.

If you have any questions or comments concerning this response, please call Rhonda Keaveney, our company consultant, at (602) 793 -8058 or email Ms. Keaveney at rhonda8058@gmail.com.

Sincerely,

JJY Holding Group (AKA Beesfree, Inc.)

By:	/s/ Yan Ping Sheng
Yan Ping Sheng
Chief Executive Officer

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